Zhen Ding Resources Inc.
Suite 205, 353 St. Nicolas
Montreal, Quebec
Canada H2Y 2P1

February 12, 2015

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Zhen Ding Resources Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed November 5, 2014
File No. 333-193211

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Zhen Ding Resources Inc. (the “Company”) dated December 1, 2014.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

Staff Comment 1: It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act.  If so, please disclose that fact in your filing.

Response: The Company has revised the prospectus cover page and has added a risk factor in Amendment No. 2 to the S-1 filed with the SEC on the date of this letter (the “Amendment”) to indicate that the Company is an emerging growth company.

Staff Comment 2:   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that neither the Company nor anyone authorized by the Company provided written materials in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.

Staff Comment 3:  We note your filing does not disclose reserves and does not conform to the Instructions to Paragraph (b)(5) of Industry Guide 7, which states that estimates other than proven and probable reserves and estimated values of such reserves shall not be disclosed in SEC filings.  A review of your website indicates you have placed values on your property based on the contained metals of your resource estimates. Please provide the basis for the valuations on your website. In this regard, we note that your gross metals valuation appears to omit capital and/or operating costs.

Response:  The Company advises the Staff that the Company has not maintained a website since at least April 2014 and that when the Company’s website is returned to operation in the future the website will be revised so that material information about the value of the Company’s property is consistent with the disclosure contained in the Registration Statement and Paragraph (b)(5) of Industry Guide 7.

Staff Comment 4: We note the statement on page F-9 and elsewhere that Victor Sun is a consultant.  Please revise where appropriate to summarize the work performed by consultants, including Victor Sun.

Response: The Company has added disclosure to the “Description of Our Business—Employees” of the Amendment to summarize the role of Victor Sun and Wei Dong Sun as consultants of the Company.  The Company advises the Staff that it does not have any other consultants that perform significant work for it.

Prospectus Cover Page

Staff Comment 5:  We note your disclosure that you intend to apply for your shares to be quoted on FINRA's Over-the-Counter Bulletin Board.  Because there currently is no market for your shares, please revise your cover page and throughout the filing, as applicable, to state that selling shareholders will sell at a stated fixed price until your shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933.

Response: The Company advises the Staff that it has revised the cover page and throughout the Amendment as applicable to state that the selling shareholders will sell at a stated fixed price until our shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices.

Prospectus Summary - Our Business, page 3

Staff Comment 6: Please clarify whether you are considered an offshore special purpose company under PRC regulations and briefly describe in this section the foreign ownership restrictions for Zhen Ding JV and the specific PRC regulatory approvals with which you are required to comply. Please state whether you and/or your affiliates have received the required PRC approvals and made the required PRC registrations; for example, in connection with the CSRC, SAFE, and SAIC.

Response: The Company advises the Staff that it has revised the Amendment to clarify that the company is not considered to be an offshore special purpose company under PRC regulations and is thus not subject to PRC regulatory approvals as a result of its ownership structure.

Risk Factors, page 4

Our profitability is heavily dependent on the world price of commodities, page 5

Staff Comment 7: If there are any PRC price controls on your products, please disclose.

Response: The Company informs that Staff that the relevant metals prices are determined by the Shanghai Metal Exchange and are not subject to government price controls.

Risks relating to the People’s Republic of China, page 7

Staff Comment 8: Please update your references to PRC law and its effect on the company. For example, you state on page 11 that there is uncertainty regarding "new" PRC regulations adopted in 2006 and that "new" corporate income tax laws effective 2008 could adversely affect your business.  Also make similar updates under the Government Regulation section.

Response: The Company has revised the Amendment to update or delete as appropriate the references to PRC law and its effects on the Company.

We have a high concentration of stock ownership and control . . ., page 13

Staff Comment 9:  Please identify the company's controlling shareholders.

Response: The Company has revised this risk factor in the Amendment to modify the discussion of concentration of shareholder control and to disclose the management shareholders who are believed to be able to exert such influence.

Background of the Transaction with the Selling Stockholders, page 14

Staff Comment 10: Please clarify whether this registration statement is being filed due to registration rights of the selling shareholders in connection with the exchange.  Please also file the share exchange agreement and any other agreements related to the acquisition of Zhen Ding NV as exhibits.  See Item 601(b)(2) of Regulation S-K.

Response: The Company advises the Staff that the Company did not grant registration rights to the selling shareholders in connection with the share exchange or otherwise.  The Company further advises the Staff that there was no exchange agreement or other formal agreement related to the acquisition of Zhen Ding NV.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Staff Comment 11: Please provide an executive summary that discusses how the company earns revenues and income and generates cash, economic or industry-wide factors relevant to the company, and key metrics describing the significant matters management uses to evaluate the company's financial condition and operating results.  For guidance, see Section III.A of SEC Release No. 33-8350.

Response: The Company has revised the Amendment to provide the requested executive summary.

Staff Comment 12: Please expand your discussion under results of operations for all periods to describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion of the increase in revenues for the six-month period ended June 30, 2014 does not explain why the company received larger orders of its products.  See Item 303(a)(3) of Regulation S-K.

Response: The Company informs the Staff that the Amendment has been revised to expand the discussion under results of operations for all periods to describe the infrequent events and significant components of revenues and expenses.

Description of Our Business, page 17

Our Corporate History and Structure, page 17

Staff Comment 13: Please describe your corporate structure in greater detail. Clarify whether Zhen Ding CA is a holding company and describe its purpose.  Describe the general business development of Zhen Ding JV and identify the persons or class of persons who own and/or control Xinzhou Gold.

Response: This section of the Amendment has been revised to describe our corporate structure in greater detail, to clarify Zhen Ding CA’s status as a holding company and to describe the general business development of Zhen Ding JV and its ownership.

Operations, page 18

Staff Comment 14: Please describe the material provisions of the joint venture agreement for Zhen Ding, including those related to termination and renewal.

Response: The Company has revised the Amendment to describe the material provisions of the joint venture agreement for Zhen Ding, including those related to termination and renewal.

Description of the Property of the Wuxi Gold Project, page 19

Staff Comment 15: Please update the status of the Mining License, which you disclose expired on November 16, 2014. Also file the Mining License and Gold Mining License as exhibits or advise. See Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the Amendment to reflect the fact that the Mining License was reissued through November 20, 2017 and to include the Mining License and the Gold Mining License as exhibits.

Staff Comment 16: Please disclose the following information for each of your mining properties:

•	The nature of your ownership or interest in the property.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response:  The Company has revised the relevant portions of the Amendment to fully discuss the requested information to the extent applicable to the Company.

The Physical Plant at the Wuxi Gold Project, page 21

Staff Comment 17:  Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3 for your processing facilities and mines.  This would include the feed tonnage and grade of the ores delivered to your facility along with the tonnage and grade of the concentrates you produce and sell. In addition please disclose the amounts of payable gold and silver and/or other metals/products that were the basis for your revenues.  If production has ceased, please indicate the duration of this event and the reasons your processing operations stopped.

Response: The Company has revised the Amendment to provide the requested information to the extent such information is material and reasonably available to the Company without undue hardship or expense.

Staff Comment 18:  Please disclose your proven and/or probable reserves.  Combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven and probable" only if proven and probable reserves cannot be readily segregated and a statement to that effect is included in your filing.

Response:  The Company informs the Staff that it has not established or disclosed in the Amendment proven or probable reserves for the Wuxi Gold Project or any other property, nor has it combined the proven and probably reserve categories.

Our Customers, page 22

Staff Comment 19: We note that you currently sell your products to one customer. Please disclose the material terms of any agreement with Shandong Jin Ao Ye Lian & Company and file it as an exhibit or advise. See Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the Amendment to describe the material terms of its Supply Contract with the purchaser and has filed it as an exhibit to the Amendment.

Plan of Operation, Page 22

Staff Comment 20: It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response: The Company has revised the Amendment to expand its disclosure concerning the exploration plans for the properties to address to requested points in the new subsection “Planned Additional Deep Drilling Exploration Development.”

Staff Comment 21: Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery.  Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results.  In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program.  These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Response:  The Company has revised the Amendment to provide the requested disclosure in the new subsection “Planned Additional Deep Drilling Exploration Development.”

Government Regulation, page 23

Staff Comment 22: We note your tax risk factor on page 1 1. Please describe material PRC tax regulations applicable to the company or shareholders in this section.

Response: The Company informs the Staff that it has deleted the tax risk factor as this risk is no longer applicable to the Company and therefore there is no need to describe PRC tax regulations as applicable to the Company.

Staff Comment 23: We note your reference to PRC counsel on page 25. Please identify PRC counsel in this section and file the legal opinion and consent as an exhibit. For guidance, see Section IV in Staff Legal Bulletin No. 19 (CF), which is available on our website.

Response: The Company informs the Staff that it has removed the reference to PRC counsel in this section.

Certain Relationships and Related Transactions, page 29

Staff Comment 24: Please provide the related party transaction disclosure required by Item 404(c) and (d) of Regulation S-K for the period set forth in Instruction 1 to Item 404.  Include, as applicable, the related party transactions in your financial statement footnotes. Also file as exhibits any agreements required by Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company has revised the Amendment to provide the related party transaction disclosure required by Item 404(c) and (d) of Regulation S-K for the required period, including any required transactions included in our financial statement footnotes, and filed as exhibits any agreements required by Item 601(b)(10)(ii)(A).

Security Ownership of Certain Beneficial Owners and Management, page 30

Staff Comment 25: We note your risk factor on page 13 stating that you have a high concentration of stock ownership and control.  Please include in the table all greater than 5% beneficial owners of your common stock (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act).  In this regard, we note the statement on page l3 that a "small number of shareholders, acting together, have the ability to control all matters requiring shareholder approval." Also revise the introductory paragraph in this section accordingly.

Response: As discussed in the Company’s response to Staff Comment 9, the Company has revised the Amendment to modify the relevant risk factor to state that its officers and directors may be able to control its management and affairs.  The Company has included in the table all greater than 5% beneficial owners of common stock (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act, of which there are none).

Selling Stockholders, page 32

Staff Comment 26:  Please identify in the footnotes to the table the natural persons who exercise voting and/or investment control over the securities held by Importation Tresor Plus Inc. For guidance, see Question 140.02 of our Compliance and Disclosure Interpretations (Regulation S-K), which are available on our website.

Response: The Company has revised the Amendment to identify in the footnotes to the table the natural person who exercises voting and/or investment control over the securities held by Importation Tresor Plus Inc.

Staff Comment 27:   Please disclose any position, office, or other material relationship which any selling stockholder has had within the past three years with the company or any of its predecessors or affiliates.  For example, it appears that George Farkas is affiliated with the company.  See Item 507 of Regulation S-K.

Response: The Company has revised the Amendment to disclose any position, office, or other material relationship which any selling stockholder has had within the past three years with the Company or any of its predecessors or affiliates.  The Company advises the Staff that George Farkas is not affiliated with the Company.

Consolidated Financial Statements

Consolidated Statements of Operations, pages F-2 and F-13
Consolidated Statements of Cash Flows, pages F-3 and F-15

Staff Comment 28:   Based upon your statements of cash flows on pages F-3 and F-15 as compared to your statements of operations on pages F-2 and F-13, it appears you may have excluded all or most of your depreciation from gross profit (loss) for the six month period ended June 30, 2014, when almost all of it had previously been included in gross profit (loss) for each of the years ended December 31, 20 l3 and 2012.  In addition, your depreciation was $151,173 for the six month period ended June 30, 2013 per page F-3, but the sum of the depreciation and cost of revenues line items on page F-2 is significantly lower than this amount. Please tell us the amount of depreciation included in each statement of operations line item for each of the years ended December 31, 2013 and 2012, as well as the six month periods ended June 30, 2014 and 2013, and reconcile these amounts to the depreciation amount shown for each period in your statement of cash flows. Please also tell us how your depreciation allocation methodology changed from period to period and your basis for any change(s), including your consideration of comparability between periods.  In addition, please tell us how you considered the guidance in SAB Topic 11:B, including depreciation not being positioned in your statement of operations in a manner which results in reporting a figure for income before depreciation, such as gross profit (loss).

Response:

The Company follows SAB Topic 11:B to separately account for depreciation expense in either cost of revenues or operating expenses. The Company allocates depreciation expense to either capitalized inventory or operating expense based on the use of its property. If the property is used for production, the Company allocates the depreciation as overheads to inventory first and then to cost of revenues when sales incurred. Approximately 90% of the Company’s property was used in production in 2013 and 2012.

In 2014, the Company’s production level was abnormally low due to significantly reduced demand and unplanned facility downtime. According to ASC-330-10-30, the allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Normal capacity refers to a range of production levels. Normal capacity is the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Unallocated overheads are recognized as an expense in the period in which they are incurred. Accordingly, the Company excludes depreciation expense incurred during the nine months ended September 30, 2014 from inventory/cost of revenues and charged the entire depreciation amount to operating expense because of lack of production.

Depreciation for each of the periods is summarized as follows:

	For year ended		For the nine months ended
	12/31/13	12/31/12	9/30/14	9/30/13

Statements of operations:
Cost of revenues	$248,280	$114,408	$-	$14,887
Operating expenses	27,065	15,188	253,019	21,530

Total depreciation expense	$275,345	$129,596	$253,019	$36,417
Balance sheets:
Capitalized in inventory	29,563	-	-	191,451

Total depreciation	304,908	129,596	253,019	227,868
Statements of cash flows:
Operating activities	(275,345)	-	-	(36,417)
Non-cash investing	(29,563)	(129,596)	(253,019)	(191,451)

Difference	$-	$-	$-	$-

Notes to the Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies, pages F-5 and F-17

Staff Comment 29:   Please revise to disclose your accounting policy for inventory.

Response: The Company informs the Staff that the Amendment has been revised to include the Company’s accounting policy for inventory as follows:

Inventories mainly consists of finished goods. Finished goods are primarily determined using weighted average cost. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories. The Company continuously reviews its inventory to ensure inventories are valued at the lower of average production cost and net realizable value. The estimates and assumptions used in the measurement of heap leach ore and work-in-process inventories include quantities of ore stacked on leach pads, recoverable tons of precious minerals contained in ore stacked on leach pads, recoverable tons of precious minerals in the mill processing circuits and the price expected to be realized when the tons of precious minerals are recovered.

At December 31, 2013, the average costs of inventories are significantly below their net realizable values. Therefore, the Company wrote down its inventory to their net realizable values.

Undertakings, page II-2

Staff Comment 30:   Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Response: The Company has revised the Amendment to provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1 - Legal Opinion

Staff Comment 31:   Because you are registering the resale of outstanding shares, please revise the opinion to delete the words "if and when issued will be" and reflect that the shares "are" validly issued, fully paid and non-assessable.  For guidance, see Section II(B)(2)(h) in Staff Legal Bulletin No. 19 (CF), which is available on our website.

Response: The Company has filed with the Amendment a revised legal opinion as Exhibit 5.1 which contains the requested change in language.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or James Shafer at the Chiang Law Office, company counsel, at (415) 255-2450.

Sincerely,

/s/ Wei Mei Tu
Wei Mei Tu
Chief Executive Officer

CC:	Chiang Law Office, P.C.